Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

PROGEN INVESTOR TELECONFERENCE DIAL IN DETAILS

Brisbane, Australia 4 February 2008. Progen Pharmaceutical’s, Management Team will be conducting an investor teleconference on Tuesday 5 February at 9.00am Australian EST (Sydney time) and Monday 4 February at 5:00pm US EST.

The Management Team will present an overview of the Cellgate, Inc acquisition and will be available to answer your queries.

Please refer to the relevant presentation at: www.progen-pharma.com

Please follow the dial-in instructions below:

National toll free – Australia – 1800 701 269

Country	International toll free numbers:	Time of Teleconference call in the relevant locations
United Kingdom	1080 0264 0084	Monday, 4 February 2008 at 10:00 PM
Hong Kong	800 968 831	Tuesday, 5 February 2008 at 6:00 AM
Japan	0053 125 0068	Tuesday, 5 February 2008 at 7:00 AM
Singapore	800 616 3092	Tuesday, 5 February 2008 at 6:00 AM
Taiwan	008 0161 5152	Tuesday, 5 February 2008 at 6:00 AM
New Zealand	080 044 6041	Tuesday, 5 February 2008 at 11:00 AM
USA	1866 2421 388	Monday, 4 February at 2.00 PM PST Monday, 4 February at 5.00 PM EST

International toll – + 61 2 8823 6760

Then dial conference identification number: 33563946

If your country is not listed, and you would like to participate on the call, please contact Cindy Ingram on +61 7 3842 3333 or cindyi@progen-pharma.com and she will provide you with the appropriate toll free number.

About Progen: Progen Pharmaceuticals Limited is an Australia-based globally focused biotechnology company committed to the discovery, development and commercialization of small molecule therapeutics primarily for the treatment of cancer.